As filed with the Securities and Exchange Commission on October 25, 2017
Securities Act File No. 333-196520

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________
POST-EFFECTIVE AMENDMENT NO. 3 TO
FORM N-2
_______________________________________
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_______________________________________
Griffin Capital BDC Corp.
(Exact name of registrant as specified in its charter)
_______________________________________

Griffin Capital Plaza
1520 E. Grand Avenue
El Segundo, CA 90245
(310) 469-6100
(Address and telephone number, including area code, of Registrant's principal executive offices)

Kevin A. Shields
President
1520 E. Grand Avenue
El Segundo, CA 90245
(310) 469-6100
(Name and address of agent for service)

COPIES TO:
Cynthia M. Krus
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, D.C. 20001-3980
Tel: (202) 383-0100
Fax: (202) 637-3593

_______________________________________

Approximate date of proposed public offering: N/A
It is proposed that this filing will become effective (check appropriate box):
☒ when declared effective pursuant to Section 8(c).

DEREGISTRATION OF SECURITIES
This Post-Effective Amendment No. 3 relates to the Registration Statement of Griffin Capital BDC Corp. (the "Registrant") on Form N-2 (File No. 333-196520) (the “Registration Statement”). Pursuant to the Registration Statement, the Registrant registered up to a maximum of 150,000,000 shares of common stock of the Registrant, par value $0.001 per share, to be sold pursuant to a public primary offering and a distribution reinvestment plan.
Pursuant to a board and shareholder approved agreement and plan of reorganization by and between the Registrant and Griffin Institutional Access Credit Fund (the “Griffin Credit Fund”), a non-diversified, closed-end management investment company that is operated as an interval fund, on September 29, 2017, the Registrant transferred all of its assets to the Griffin Credit Fund, in exchange for Class F shares of the Griffin Credit Fund (“Reorganization Shares”) and the assumption by the Griffin Credit Fund of all of the liabilities of the Registrant. The Registrant then allocated Reorganization Shares proportionately to stockholders of the Registrant (the “Reorganization”). As a result of the Reorganization, all of the Registrant’s shareholders of record as of September 29, 2017 are now shareholders of the Griffin Credit Fund. The Registrant has cancelled all its authorized shares. Accordingly, the Registrant hereby removes from registration all of the remaining shares covered by the Registration Statement that have not yet been sold as of the date of this Post-Effective Amendment. The Registration Statement is hereby amended, as appropriate, to reflect the deregistration of such shares.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, and State of California, on the 25th day of October, 2017.

GRIFFIN CAPITAL BDC CORP.

By: /s/ Joseph Miller
Name: Joseph Miller
Title: Chief Financial Officer

Note: No other person is required to sign this Post-Effective Amendment No. 3 in reliance on Rule 478 of the Securities Act of 1933.